Exhibit 12(a)

THE EMPIRE DISTRICT ELECTRIC COMPANY CONSOLIDATED S.E.C. COVERAGES - 2013	YTD 9/30/2013
Earnings from Continuing Ops Before Provision for Income Taxes and Fixed Charges (Note A), for 9 months ended	$114,972,988
Fixed Charges:
Interest on Long-Term Debt	30,243,135
Interest on Commercial Paper	58,785
Interest on Notes Payable to Securitization Trust	0
Other Interest	805,419
Rental Expense Representative of an Interest Factor (Note B)	6,902,467
Total Fixed Charges	$38,009,806
Ratio of Earnings to Fixed Charges	3.02

Note A:
For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

Note B:	One-third of rental expense (which approximates the interest factor).